Liquid Media Group Announces Letter of Intent to Acquire iGEMS

VANCOUVER, British Columbia -- June 9, 2021 -- Liquid Media Group Ltd. (“the Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) today announced the signing of a letter of intent (the “LOI”) to acquire iGEMStv, Inc. which provides a curated platform of content recommendations, including quality movies, TV series and TV shows. Under the terms of the LOI, Liquid would acquire iGEMStv (“iGEMS”) for up to 566,667 shares, and iGEMStv must achieve revenues totalling over US$9.5M to trigger three of the four equal tranches.

iGEMS is the ultimate internet guide to engaging movies and series, with the most comprehensive recommendation engine on the market. Human curation, word of mouth and machine learning combine to help audiences discover what to watch, and where they can find it. In addition to the traditional genre and trending carousels, iGEMS differentiates itself from other guides by including recommendations of movies and series not found in the massive libraries of the larger streaming platforms, and movie and TV collections curated especially for their users, from a trusted guide with years of curation experience. In addition, they recommend gems on Filmocracy and titles playing exclusively on niche platforms, including projects still on the film festival circuit.

“We look forward to welcoming iGEMS into the Liquid business family. Their unique blend of machine learning, human curation and deep experience in the space drives content discoverability for consumer audiences seeking the very best content in all genres. At the same time, iGEMS would become yet another channel to help IP owners working with Liquid reach a wider audience,” said Liquid CEO Ron Thomson.

The iGEMS platform offers advanced search tools, allowing users to search by genre, category, emoji or mood. Audiences can select multiple age and genre categories to find the right fit for their movie and series binge. Viewers can also have Dashboards with profiles to track their watchlists, ratings and reviews, while sharing with other fans.

“As streaming content choices continue to expand, iGEMS is excited to be providing a valuable solution, anchored by human curation, to connect audiences to engaging content on the myriad of platforms coming to market,” says Jon Fitzgerald, Founder and CEO of iGEMS.

In 2020, iGEMSpro was introduced as a solution for filmmakers, film festivals and industry professionals, offering educational resources, courses, industry reports and aggregated news, video and podcast content. The Film Festival Mastery course has become an industry leader, helping filmmakers navigate the film festival circuit; and The Mine provides an ongoing blog report, taking a deeper dive into the independent film sector.

The iGEMSpro Directory was just recently launched, providing filmmakers with sales opportunities, and serves as a platform of discovery for acquisitions executives, as well as festival programmers. Highlights from the Directory will be tracked and eventually find their way to the film fans on the iGEMS side.

“With thousands of independent films coming off the film festival circuit seeking sales opportunities, there is a tremendous need for exposure in the marketplace, from international buyers to the growing list of streaming platforms,” says Fitzgerald. “We are proud to be providing filmmakers with the tools and support to reach these important buyer audiences worldwide.”

Added Thomson, “Jon’s knowledge of film, television and the festival space are practically encyclopedic. We look forward to welcoming him to the Liquid team.”

Under the terms of the LOI, Liquid proposes to acquire iGEMS for a total of up to 566,667 common shares of Liquid, which would be paid out to iGEMS investors across specific performance milestones in four equal tranches of 141,667 common shares each (the “Consideration Shares”). The first tranche of Consideration Shares would be payable upon closing, with three remaining milestones triggered by iGEMStv revenues totalling US$9.5M in the years ahead. Additional cash would be invested in iGEMS’ ongoing operations, beginning with immediate availability of a secured bridge loan in the amount of US$100K, to be applied towards working capital, technology infrastructure and marketing.

Final terms of the acquisition will be negotiated and memorialized in binding and definitive documentation to be entered into at or prior to closing. Completion of the acquisition is subject to customary due diligence, documentation provisions and any necessary share issuance requirements and approvals.

About iGEMStv

With the growing volume of Movie and TV Series options, and the explosion of digital streaming platforms, iGEMStv has created the most comprehensive recommendation engine on the market.  Human curation, word of mouth and machine learning combine to help audiences discover what to watch, and where they can find it.  They put out a weekly newsletter with iGEMSelections, sent to over 5,000 subscribers.  iGEMSpro provides resources to the independent film space, aggregating news articles, podcasts and videos, while providing reports, affiliate discounts and online courses to support independent filmmakers.  The iGEMSpro Directory is a sales platform for independent films to generate sales in the international marketplace.

Additional information is available at www.igems.tv

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business-solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization. The new Liquid Media Token Strategy will empower its users to capitalize and monetize all four pillars of IP: Creation, Use/Subscription, Financing, and Licensing/Protection.

Additional information is available at www.LiquidMediaGroup.co.

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Primoris Group

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pg@liquidmediagroup.co

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